EXHIBIT 8.1

List of Significant Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Dada Group (HK) Limited	Hong Kong
Alpha Lake Limited	British Virgin Islands
Shanghai Xianshi Express Delivery E-Commerce Co., Ltd.	PRC
Shanghai JD Daojia Yuanxian Information Technology Co., Ltd.	PRC
Dada Glory Network Technology (Shanghai) Co., Ltd.	PRC
Beijing Daguan Information Technology Co., Ltd.	PRC
Shanghai Daxiang Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Qusheng Internet Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Yiqing Dada E-Commerce Co., Ltd.	PRC
Shanghai Darong Express Delivery Co., Ltd.	PRC
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd.	PRC